August 29, 2011
VIA OVERNIGHT COURIER
Mr. Duc Dang
Securities and Exchange Commission
Division of Corporation Finance
100 F Street Northeast, Mail Stop 3010
Washington, DC 20549-6010

Re:	Cole Credit Property Trust IV, Inc. Amendment No. 2 to Registration Statement on Form S-11 Filed May 26, 2011 File No. 333-169533
Dear Mr. Dang:
     On behalf of Cole Credit Property Trust IV, Inc. (the “Company”), please find transmitted herewith for filing the Company’s response to comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated June 23, 2011. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the prospectus (the “Prospectus”) portion of Post-Effective Amendment No. 3 (the “Amendment”) to the Company’s Registration Statement on Form S-11 (Registration No. 333-169533) (the “Registration Statement”), as filed on August 29, 2011 in accordance with the Securities Act of 1933, as amended (the “Securities Act”), and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder.
General
1.	We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.
Response: As discussed in more detail in the section of the Amendment captioned “Investment Objectives and Policies — Investment Limitations to Avoid Registration as an Investment Company” beginning on page 96 of the Amendment, the Company intends to conduct its operations, and the operations of its operating partnership, and any other subsidiaries, so that no such entity meets the
Phone: 404.233.7000 | www.mmmlaw.com
1600 Atlanta Financial Center | 3343 Peachtree Road, NE | Atlanta, Georgia 30326
Atlanta • Beijing • Raleigh-Durham • Savannah • Taipei • Washington, DC

Morris, Manning & Martin, LLP
Mr. Duc Dang
August 29, 2011

definition of an “investment company” under Section 3(a)(1) of the Investment Company Act. Under the Investment Company Act, in relevant part, a company is an “investment company” if:
•	pursuant to Section 3(a)(1)(A), it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or

•	pursuant to Section 3(a)(1)(C), it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis (the 40% test). “Investment securities” excludes U.S. Government securities and securities of majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.
     The Company intends to acquire a diversified portfolio of income-producing real estate assets; however, its portfolio may include, to a much lesser extent, other real estate-related investments. The Company also may acquire real estate assets through investments in joint venture entities, including joint venture entities in which it may not own a controlling interest. The Company anticipates that its assets generally will be held in wholly and majority-owned subsidiaries, each formed to hold a particular asset. The Company intends to monitor its operations and its assets on an ongoing basis in order to ensure that neither the Company, nor any of its subsidiaries, meet the definition of “investment company” under Section 3(a)(1) of the Investment Company Act.
     The Company believes that neither it nor its operating partnership will be considered investment companies under Section 3(a)(1)(A) of the Investment Company Act because neither of these entities will engage primarily or hold themselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, the Company, through its operating partnership, will be engaged primarily in non-investment company businesses related to real estate. Consequently, the Company expects that it and its operating partnership will be able to conduct their respective operations such that neither entity will be required to register as an investment company under the Investment Company Act.
     In addition, because the Company is organized as a holding company that will conduct its business primarily through its operating partnership, which in turn is a holding company that will conduct its business through its subsidiaries, the Company intends to conduct its operations, and the operations of its operating partnership and any other subsidiary, so that the Company will not meet the 40% test under Section 3(a)(1)(C) of the Investment Company Act.
Prospectus Cover Page
2.	Please refer to comment 6 of our letter dated October 21, 2010 and revise to ensure that this page is one page in length and at least 10-point modern type. Please refer to Rule 420 of Regulation C and Item 501 of Regulation S-K.

Morris, Manning & Martin, LLP
Mr. Duc Dang
August 29, 2011

Response: The Company has revised the cover page of the prospectus to increase the font size and to ensure that it is one page in length.
What is the experience of your sponsor and your advisor, page 2
3.	Please revise to provide a cross reference to the disclosure of adverse experiences included in the prior performance summary. Also, please revise to clarify that your advisor does not have any assets with which to remedy any breach of fiduciary or contractual duties and will have to rely on your sponsor and its affiliates to fulfill the obligations owed pursuant to the advisory agreement, if true.
Response: The Company has added a cross reference to the prior performance summary in response to the Staff’s comment. With respect to the Staff’s comment that the advisor does not have any assets with which to remedy any breach of fiduciary or contractual duties, the Company respectfully submits that after the Company admits investors and commences its principal operations, the advisor will be paid fees for services relating to the acquisition of our assets. Accordingly, shortly after the first investors are admitted, the advisor will being accruing cash assets. In addition, it is expected that the advisor will be covered by an errors and omissions insurance policy. The section of the prospectus captioned “Management — The Advisory Agreement” discloses that, in the event that the advisor is held liable for a breach of fiduciary duty, the Company expects that the liability would be paid by the advisor from its cash balances or by the insurance policy. Such disclosure is found at the end of the referenced section.
Executive Officers and Directors, page 58
4.	Please update your disclosure prior to effectiveness to disclose your three independent directors. Please also indicate if any of these persons serves as director of, or has an ownership interest, another real estate investment program that is sponsored by your advisors.
Response: The Company undertakes to update the disclosure prior to effectiveness to disclose the three independent directors after they are elected. Such disclosure will indicate if any of these persons serves as director of, or has an ownership interest in, another real estate investment program that is sponsored by Cole Real Estate Investments.
The Advisory Agreement, page 67
5.	We note your statement on page 67 that either party may terminate the advisory agreement without penalty upon 60 days’ written notice. Please revise to clarify what you mean by “without penalty.” If a penalty would be imposed for other instances of termination, please discuss and quantify such penalty.
Response: The Company has revised the section captioned “Management — The Advisory Agreement” to clarify what is meant by “without penalty,” and to clarify that no penalties for termination may be imposed in the advisory agreement under the Company’s charter.

Morris, Manning & Martin, LLP
Mr. Duc Dang
August 29, 2011

Conflicts of Interest, page 77
6.	We note the risk factor on page 23 discussing the internalization of management. Please revise your disclosure to address the conflict of interest that is presented when determining whether to pursue liquidation or listing, including a discussion of the benefits the advisor would receive by pursuing listing over liquidation.
Response: The Company has revised the “Conflicts of Interest” section on page 81 of the prospectus to include a discussion of the potential benefits the advisor may receive by advising the Company’s board of directors to pursue a listing over liquidation.
7.	We note that you have an additional real estate investment program currently pending registration for its IPO. Please discuss in more detail the conflict of interest presented to the dealer manager with respect to its underwriting obligations to both offerings, which may occur simultaneously.
Response: The Company has revised the “Conflict of Interest” section on page 78 of the prospectus to include a discussion of the potential conflicts of interest presented to the Company’s dealer manager with respect to the underwriting obligations it will have for concurrent offerings.
Acquisitions and Investment Policies, page 84
8.	We note your statement on page 85 that “[m]any of our properties are leased to tenants in the chain or franchise retail industry...,” (emphasis added). Elsewhere in the prospectus you indicate that you do not currently own any properties. Please revise for consistency.
Response: The Company has revised the disclosure on page 85 of the prospectus to more clearly indicate that the Company does not currently own any properties.
Conditions to Closing Our Acquisitions, page 89
9.	Please define “marketable title” and “tenant estoppel certifications” in plain English.
Response: The Company has revised the disclosure on page 89 of the prospectus as requested by the Staff’s comment.
Borrowing Policies, page 94
10.	Please clarify what would constitute “justification” to borrow in excess of 75% or 60% of the cost of your tangible assets.
Response: The Company has revised the disclosure on page 94 of the prospectus to provide an example of the type of situation that may constitute justification to borrow in excess of the stated borrowing limitations, as determined by the independent directors.

Morris, Manning & Martin, LLP
Mr. Duc Dang
August 29, 2011

Prior Performance Summary, page 104
11.	Please disclose the liquidation target date for CCPT III.
Response: The Company respectfully directs the Staff’s attention to the disclosure on page 108 of the prospectus and the following disclosure:
“CCPT III disclosed in its prospectus that, while it does not have a fixed liquidity event date, if it does not list its shares of common stock on a national securities exchange by October 1, 2020, CCPT III’s charter requires that it either seek stockholder approval of an extension or elimination of the listing deadline or stockholder approval of the liquidation and dissolution of CCPT III. If CCPT III does not obtain either such stockholder approval, its charter does not require a liquidity event and CCPT III could continue to operate as before.”
Distributions and Redemptions, page 110
12.	We note the revised disclosure on page 110 in response to comments 11 and 12 of our letter dated January 5, 2011. Please revise to update this disclosure as of a more recent date or tell us why such update is not practicable and include the dollar amount represented by the outstanding and/or unfulfilled redemption requests.
Response: The Company has revised the section of its prospectus captioned “Prior Performance Summary — Distributions and Redemptions” beginning on page 110 as requested by the Staff’s comment.
Description of Shares, page 112
13.	We note your statement that the summary is qualified in its entirety by information contained in your charter and bylaws. Please revise to clarify that this section discusses all the material terms of your securities.
Response: The Company has revised the disclosure on page 113 of the prospectus as requested by the Staff’s comment.
Exhibits, page II-104
14.	Please file the legal and tax opinions with the next amendment or provide draft opinions for us to review. We must review the opinions before we declare the registration statement effective and we may have additional comments.
Response: Forms of the legal and tax opinions are being filed as exhibits 8.1 and 5.1 to the Amendment, respectively.
15.	We note that you have filed, or will file in an amendment, the “form” of many exhibits, such as your articles of amendment and restatement and property management agreement. Please file the actual exhibits or explain why you have only filed the forms of such exhibits.

Morris, Manning & Martin, LLP
Mr. Duc Dang
August 29, 2011

Response: The Company has filed forms of certain exhibits in order for the Staff, along with the various state securities commissions, to have an opportunity to review the exhibits and provide comments. The Company expects that it will be required to revise one or more of the exhibits in response to comments from the various regulators. Accordingly, the Company undertakes to file the final versions of each exhibit prior to effectiveness of the Registration Statement.
     The Company appreciates your review of the enclosed materials at your earliest convenience. Please feel free to contact me at (404) 504-7744 if you have any questions regarding this submission.

Sincerely, MORRIS, MANNING & MARTIN, LLP
/s/ Lauren B. Prevost
Lauren B. Prevost, Esq.

Enclosures

cc:	D. Kirk McAllaster, Jr. Kenneth Christoffersen, Esq.